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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
               _________________________________________

                              SCHEDULE 13D A-2

               Under the Securities Exchange Act of 1934

                           CIENA CORPORATION
                            (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                              171779 10 1
                             (CUSIP Number)

                         Margaret Maxwell Zagel
                               Secretary
                             Tellabs, Inc.
                          4951 Indiana Avenue
                       Lisle, Illinois 60532-1698
                             (630) 378-8800
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              September 13, 1998
        (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D A-2, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box:
(  ).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following pages)



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                              SCHEDULE 13D A-2

CUSIP No.  171779 10 1

1  NAME OF
   REPORTING
   PERSON

   Tellabs, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) (  )   (b) (  )

3  SEC USE ONLY

4  SOURCE OF FUNDS

   NA

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
   (a) (  )   (b) (  )

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF        7     SOLE VOTING POWER
SHARES                 0
BENEFICIALLY     8     SHARED VOTING POWER
OWNED BY EACH          0
REPORTING
PERSON WITH      9     SOLE DISPOSITIVE POWER
                       0
                10     SHARED DISPOSITIVE POWER
                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    (a) (  )   (b) (  )



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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%

14  TYPE OF REPORTING PERSON
    CO



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Item 1.     Security and Issuer
            -------------------
            The class of equity securities to which this Statement relates is the common stock, $.01 par value per share ("CIENA Common Stock"), of CIENA Corporation, a Delaware corporation ("CIENA"). CIENA's principal executive offices are located at 920 Elkridge Landing Road, Linthicum, Maryland 21090.

Item 2.		Identity and Background
            -----------------------
            This Statement is filed by Tellabs, Inc., a Delaware corporation ("Tellabs"), whose principal business address is 4951 Indiana Avenue, Lisle, Illinois 60532-1698. Tellabs' principal business is to design, manufacture, market and service voice and data transport and network access systems. During the past five years, Tellabs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Tellabs. With the exception of Jukka Harju, who is a citizen of Finland, each executive officer and director listed below is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding



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            (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Executive Officers of Tellabs:

NAME                        POSITION WITH TELLABS
----                        ---------------------

Michael J. Birck(1)         President, Chief Executive Officer and
                            Director, Tellabs, Inc.

Charles C. Cooney(1)        Vice President, Sales and Service,
                            Tellabs Operations, Inc.

J. Thomas Gruenwald(2)      Vice President, Strategic Resources, Tellabs
                            Operations, Inc.

Peter A. Guglielmi(2)       Executive Vice President, Chief Financial
                            Officer and Treasurer, Tellabs, Inc., and
                            Tellabs Operations, Inc. and Director,
                            Tellabs, Inc.

Jukka Harju(3)              Vice President and General Manager, Tellabs
                            Oy; Vice President, Tellabs International,
                            Inc.

Brian J. Jackman(1)         President, Tellabs Operations,Inc; Executive
                            Vice President and Director, Tellabs, Inc.

J. Peter Johnson(2)         Vice President, Finance and Treasury,
                            Assistant Secretary and Controller, Tellabs,
                            Inc., and Tellabs Operations, Inc.



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John C. Kohler(2)           Vice President, Manufacturing, Tellabs
                            Operations, Inc.

Harvey R. Scull(1)          Vice President, Advanced Business
                            Development, Tellabs Operations, Inc.

Richard T. Taylor(1)        Senior Vice President and General Manager,
                            Digital Systems Division, Tellabs
                            Operations, Inc.

John E. Vaughan(1)          President, Tellabs International, Inc.;
                            Executive Vice President, Tellabs, Inc.

Margaret Maxwell Zagel(1)   Vice President, General Counsel and
                            Secretary, Tellabs Operations, Inc.;
                            Secretary, Tellabs, Inc.

(1) The business address of this executive officer is 4951 Indiana Avenue, Lisle, Illinois 60532-1698.
(2) The business address of this executive officer is 1000 Remington Boulevard, Bolingbrook, Illinois 60440
(3) The business address of this executive officer is Sinikalliontie 7, FIN-02630, Espoo, Finland.



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Directors of Tellabs:
--------------------
                              PRINCIPAL OCCUPATION, ADDRESS OF
NAME                          EMPLOYER AND BUSINESS ADDRESS OF DIRECTOR
-----                         -----------------------------------------

Michael J. Birck              President and Chief Executive Officer of
                              Tellabs, Inc., 4951 Indiana Avenue Lisle,
                              Illinois 60532-1698.

John D. Foulkes, Ph.D.        Director of Engineering Studies (retired)
                              University of Puget Sound; Professor
                              (retired) University of Washington, 1256
                              S. Halsey Drive, Coupeville, Washington
                              98239.

Peter A. Guglielmi            Executive Vice President, Chief Financial
                              Officer and Treasurer, Tellabs, Inc., and
                              Tellabs Operations, Inc., 1000 Remington
                              Boulevard, Bolingbrook, Illinois 60440.

Brian J. Jackman              President, Tellabs Operations, Inc,
                              Executive Vice President, Tellabs, Inc.,
                              4951 Indiana Avenue Lisle, Illinois
                              60532-1698.

Frederick A. Krehbiel         Chief Executive Officer and Chairman of
                              the Board, Molex Incorporated, 2222
                              Wellington Court, Lisle, Illinois 60532.

Stephanie Pace Marshall,Ph.D. President, Illinois Mathematics and
                              Science Academy, 1500 W. Sullivan Road,
                              Aurora, Illinois 60506-1000.

William F. Souders            Chairman and Chief Executive Officer
                              (retired), Emery Air Freight Corporation, formerly Executive Vice President, Xerox
                              Corporation, 100 First Stamford Place,
                              Suite 402, Stamford, Connecticut
                              06904-2340.



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Jan H. Suwinski               Professor of Strategy and Operations
                              Management-Johnson School, Cornell
                              University; Executive Vice President
                              (retired), Opto-Electronics Group, Corning
                              Incorporated; Chairman (retired) Siecor
                              Corporation, 451 Sheffield Road, Ithaca,
                              New York 14850.

Item 3.		Source and Amount of Funds or Other Consideration
            -------------------------------------------------
            Not applicable.

Item 4.		Purpose of Transaction
            ----------------------
            On September 13, 1998, Tellabs, Inc., a Delaware corporation ("Tellabs"), and CIENA Corporation, a Delaware corporation ("CIENA"), entered into a termination agreement dated as of September 13, 1998 ("Termination Agreement") for the purpose of terminating that certain Agreement and Plan of Merger (the "Merger Agreement") between Tellabs, CIENA and White Oak Merger Corp., a Delaware corporation. Such Termination Agreement, among other things, provides for the termination of those certain stockholder agreements between key execu-tives and directors of CIENA and Tellabs, which terminated any interest Tellabs may have been deemed to have acquired over such persons CIENA Common Stock. A Copy of the Termination Agreement is included as Exhibit 1 hereto and the description of the Termination Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------
(a) - (c) 	Upon execution of the Termination Agreement described
            in Item 4 above, Tellabs no longer has any interest in the subject CIENA Common Stock.

            (d) Not applicable.

            (e) Not applicable



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Item 6.     Contracts, Arrangements, Understanding or Relationships
            with Respect to Securities of the Issuer.
            -----------------------------------
            Not applicable.

Item 7.		Material to be Filed as Exhibits.
            --------------------------------
            1 Termination Agreement among Tellabs, Inc. and CIENA Corporation dated as of September 13, 1998.
                (Incorporated by reference to Exhibit 2.6 of Tellabs, Inc.'s current Report on Form 8-K (filed on September 14, 1998)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           	       TELLABS, INC.

Dated:  September 15, 1998         By:  /s/ Margaret Maxwell Zagel
                                        --------------------------
                                        Margaret Maxwell Zagel
                                        Secretary



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EXHIBIT INDEX
-------------

Exhibit No.	Description
-----------------------

1 Termination Agreement among Tellabs, Inc. and CIENA Corporation dated as of September 13, 1998. (Incorporated by reference to Exhibit 2.6 of Tellabs, Inc.'s Current Report on Form 8-K (filed on September 14, 1998)).